Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333- 248133

SYNCHRONOSS TECHNOLOGIES, INC.
$120,000,000
8.375% Senior Notes Due 2026
Final Term Sheet

Issuer:	Synchronoss Technologies, Inc.

Securities:	8.375% Senior Notes Due 2026 (the “Notes”)

Type:	SEC Registered

TradeDate:	June 28, 2021

SettlementDate:	June 30, 2021

Listing:	Expected NASDAQ “SNCRL”

Size:	$120,000,000

Option:	$5,000,000

MaturityDate:	June 30, 2026

AnnualCoupon:	8.375%, paid quarterly in arrears

InterestPaymentDates:	January 31, April 30, July 31 and October 31, commencing July 31, 2021, and at maturity.

PricetothePublic:	100%

DayCount:	30/360

Optional Redemption:	The Notes may be redeemed for cash in whole or in part at any time at the issuer’s option (i) on or after June 30, 2022 and prior to June 30, 2023, at a price equal to $25.75 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (iii) on or after June 30, 2024 and prior to June 30, 2025, at a price equal to $25.25 per Note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iv) on or after June 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

Minimum Denomination/ Multiples:	$25.00/$25.00

CUSIP/ISIN:	87157B 301/US87157B3015

Book-Running Manager:	B. Riley Securities, Inc.

Lead Managers:	Northland Securities, Inc. Aegis Capital Corp EF Hutton, division of Benchmark Investments, LLC

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated August 28, 2020) and a preliminary prospectus supplement dated June 24, 2021 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileysecurities.com.

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